भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भ[redacted]van, Madame Cama Marg,
मादाम कामा
मुंबई 400 0

Shares & Bonds Department
Central Office,
1.
:285 5348
(022) 2288 3888

04036648

क्रमांक / No. : CO / S & B / VR/2004/ 2650

दिनांक / Date : 28.08.2004

FILE NO. 82.4524 **INFORMATION SUBMITTED UNDER RULE 12g3-2(b)**

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/2632 dated the August 28, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
SEP 02 2004
THOMSON FINANCIAL

RECD S.E.C.
SEP 1 2004
1086

dlw 9/2

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

क्रमांक / No. : CO / S & B / 2632

दिनांक / Date :

CO/S&B/VR/2004/

August 28, 2004

Dear Sir,

FILE NO. 82.452

LISTING AGREEMENT
REVISION OF INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure- 'I'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

FILE NO. 82.4524

Annexure- I

Personal Banking: Housing Loans
Revision in interest rate structure: Fixed Rate Loans and extending one time option to floating rate borrowers to switch to Fixed Rate Loans

It has been decided to revise interest rates on Housing Loans as under:

v. The mark up for fixed interest rate housing loans over floating interest rate housing loans increased from 25 bps to 50bps (for loans upto 5 years) and from 25bps to 75bps (for loans above 5 years and upto 20 years) as shown below:

Tenure	Current floating interest rates	Current fixed interest rates	Revised fixed interest rates
Up to 5 years	2.75% below SBAR i.e. 7.50% p.a.	7.75%	8.00%
Above 5 years and upto 15 years	2.25% below SBAR i.e. 8.00% p.a.	8.25%	8.75%
Above 15 years and upto 20 years	2.00% below SBAR i.e. 8.25% p.a.	8.50%	9.00%

vi. Extend one time option to our housing loan borrowers who availed loans on floating rate basis to switch over to loans on fixed rate basis by charging a fee of 2.75% (inclusive of service tax and education cess) on the outstanding in the loan accounts.

vii. Borrowers who have not exercised option earlier (at the time of revision in floating interest rates wef 1st October 2003 by payment of fee of 1%) will be eligible to exercise the option by payment of total fee of 3.85%(inclusive of service tax and education cess) of the loan outstanding.

viii. The one time option for switch over from floating rate to fixed interest rate proposed to be made available upto 31st January 2005.

The revised fixed interest rates for fresh housing loans or switch over of floating rate loans to fixed rate loans shall apply with immediate effect.